UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2019

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Financial Position		3
Condensed Interim Statement of Comprehensive Income		5
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	9
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	15
6 |	Critical accounting estimates and judgments	17
7 |	Contingencies and lawsuits	18
8 |	Property, plant and equipment	19
9 |	Other receivables	21
10 |	Trade receivables	22
11 |	Financial assets at fair value through profit or loss	22
12 |	Financial assets at amortized cost	22
13 |	Cash and cash equivalents	22
14 |	Share capital and additional paid-in capital	23
15 |	Allocation of profits	23
16 |	Acquisition of the Company's own shares	23
17 |	Share-based compensation plan	24
18 |	Trade payables	24
19 |	Other payables	25
20 |	Borrowings	25
21 |	Salaries and social security taxes payable	26
22 |	Income tax and tax on minimum presumed income / Deferred tax	27
23 |	Tax liabilities	28
24 |	Provisions	28
25 |	Revenue from sales	29
26 |	Expenses by nature	30
27 |	Other operating expense, net	30
28 |	Net financial expense	31
29 |	Basic and diluted earnings per share	31
30 |	Related-party transactions	32
31 |	Ordinary and Extraordinary Shareholders' Meeting	33
Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
CABA	Ciudad Autónoma de Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s own distribution costs
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Electrical Energy Fund
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOTAE	Trust for the Management of Electric Power Transmission Works
ICBC	Industrial and Commercial Bank of China
IASB	Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPB	IPB Fiduciaria S.A.
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
RECPAM	Gain on net monetary position
SACDE	Sociedad Agentina de Construcción y Desarrollo Estratégico S.A.
SACME	S.A. Centro de Movimiento de Energía
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-        of the Articles of Incorporation: August 3, 1992

-        of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.76%

CAPITAL STRUCTURE

AS OF MARCH 31, 2019

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)      Includes 29,327,267 and 23,112,787 treasury shares as of March 31, 2019 and December 31, 2018, respectively.

(2)      Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2019 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.19	12.31.18
ASSETS
Non-current assets
Property, plant and equipment	8	71,055,544	69,834,377
Interest in joint ventures		9,885	9,885
Leases		305,862	-
Other receivables	9	798,686	895,068
Total non-current assets		72,169,977	70,739,330

Current assets
Inventories		1,817,896	1,408,207
Other receivables	9	463,361	270,639
Trade receivables	10	10,653,159	8,481,761
Financial assets at fair value through profit or loss	11	1,491,832	3,779,896
Financial assets at amortized cost	12	1,821,687	1,351,164
Cash and cash equivalents	13	70,230	30,860
Total current assets		16,318,165	15,322,527
TOTAL ASSETS		88,488,142	86,061,857

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2019 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.19	12.31.18
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	877,128	883,342
Adjustment to share capital	14	19,059,900	19,179,960
Additional paid-in capital	14	268,966	268,966
Treasury stock	14	29,327	23,113
Adjustment to treasury stock	14	374,904	254,844
Cost treasury stock		(1,556,334)	(1,194,687)
Legal reserve		170,762	170,762
Opcional reserve		410,297	410,297
Other comprehensive loss		(153,001)	(153,001)
Accumulated losses		14,905,019	14,773,521
TOTAL EQUITY		34,386,968	34,617,117

LIABILITIES
Non-current liabilities
Trade payables	18	299,356	319,933
Other payables	19	8,507,032	8,522,269
Borrowings	20	8,172,974	8,039,740
Deferred revenue		274,100	307,883
Salaries and social security payable	21	175,779	181,907
Benefit plans		421,807	430,463
Deferred tax liability	22	9,721,801	8,996,398
Tax liabilities	22	347,994	-
Provisions	24	1,302,776	1,196,213
Total non-current liabilities		29,223,619	27,994,806
Current liabilities
Trade payables	18	18,623,297	16,329,915
Other payables	19	2,145,211	2,148,455
Borrowings	20	1,442,052	1,204,377
Derivative financial instruments		2,496	1,157
Deferred revenue		5,346	5,976
Salaries and social security payable	21	1,295,092	1,947,908
Benefit plans		32,367	36,179
Tax payable	22	455,408	690,048
Tax liabilities	23	700,009	876,405
Provisions	24	176,277	209,514
Total current liabilities		24,877,555	23,449,934
TOTAL LIABILITIES		54,101,174	51,444,740

TOTAL LIABILITIES AND EQUITY		88,488,142	86,061,857

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income

for the three-month period ended March 31, 2019

 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.19	03.31.18

Revenue	25	15,986,592	17,587,109
Electric power purchases		(10,494,566)	(8,819,284)
Subtotal		5,492,026	8,767,825
Transmission and distribution expenses	26	(3,055,791)	(2,887,541)
Gross gain		2,436,235	5,880,284

Selling expenses	26	(1,497,801)	(1,206,423)
Administrative expenses	26	(674,067)	(706,670)
Other operating expense, net	27	(275,356)	(331,623)
Operating profit		(10,989)	3,635,568

Financial income	28	179,881	146,677
Financial expenses	28	(1,636,115)	(1,023,230)
Other financial results	28	(635,824)	(243,931)
Net financial expense		(2,092,058)	(1,120,484)

Gain on net monetary position		3,307,942	1,692,480

Profit before taxes		1,204,895	4,207,564

Income tax	22	(1,073,397)	(1,358,127)
Profit for the year		131,498	2,849,437

Comprehensive income for the year attributable to:
Owners of the parent		131,498	2,849,437
Comprehensive profit for the year		131,498	2,849,437

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	29	0.15	3.17

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2017	898,661	19,359,294	7,794	75,510	257,006	-	170,762	410,297	-	(148,589)	10,037,085	31,067,820

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(67,271)	(67,271)
Balance at December 31, 2017 restated	898,661	19,359,294	7,794	75,510	257,006	-	170,762	410,297	-	(148,589)	9,969,814	31,000,549
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	11,960	-	-	11,960
Payment of Other reserve constitution - Share-bases compensation plan	272	366	(272)	(366)	11,960	-	-	-	(11,960)	-	-	-
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	2,849,437	2,849,437
Balance at March 31, 2018	898,933	19,359,660	7,522	75,144	268,966	-	170,762	410,297	-	(148,589)	12,819,251	33,861,946

Acquisition of own shares	(15,591)	(179,700)	15,591	179,700	-	(1,194,687)	-	-	-	-	-	(1,194,687)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(4,412)	-	(4,412)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	1,954,270	1,954,270
Balance at December 31, 2018	883,342	19,179,960	23,113	254,844	268,966	(1,194,687)	170,762	410,297	-	(153,001)	14,773,521	34,617,117

Acquisition of own shares	(6,214)	(120,060)	6,214	120,060	-	(361,647)	-	-	-	-	-	(361,647)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	131,498	131,498
Balance at Marzo 31, 2018	877,128	19,059,900	29,327	374,904	268,966	(1,556,334)	170,762	410,297	-	(153,001)	14,905,019	34,386,968

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.19	03.31.18
Cash flows from operating activities
Profit for the year		131,498	2,849,437

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 26	833,360	705,585
Loss on disposals of property, plants and equipments	8 & 27	13,980	1,373
Net accrued interest	28	1,455,775	876,541
Exchange difference	28	789,612	461,022
Income tax	22	1,073,397	1,358,127
Allowance for the impairment of trade and other receivables, net of recovery	26	175,702	287,257
Adjustment to present value of receivables	28	61	123
Provision for contingencies	27	229,099	209,713
Changes in fair value of financial assets	28	(180,580)	(243,305)
Accrual of benefit plans		10,778	60,060
Net gain from the repurchase of Corporate Bonds	28	1,690	-
Income from non-reimbursable customer contributions	27	(1,383)	(1,489)
Gain on net monetary position		(3,307,942)	(1,692,480)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,122,047)	(4,105,317)
Decrease (Increase) in other receivables		953,385	(11,538)
Increase in inventories		(387,236)	(149,613)
Increase in deferred revenue		-	115,335
Increase in trade payables		3,457,232	2,797,823
Decrease in salaries and social security payable		(434,492)	(449,325)
Decrease in benefit plans		(14,446)	(39,267)
(Decrease) Increase in tax liabilities		(1,031,020)	720,620
Increase in other payables		41,814	529,725
Decrease in provisions	24	(7,630)	(16,592)
Payment of Tax payable		(61,317)	(46,305)
Net cash flows generated by operating activities		619,290	4,217,510

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2019

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.19	03.31.18
Cash flows from investing activities
Payment of property, plants and equipments		(2,087,008)	(1,541,859)
Net collection of Financial assets		1,868,095	(1,377,001)
Redemtion net of money market funds		119,596	(1,231,449)
Mutuum granted to third parties		(32,520)	-
Collection of receivables from sale of subsidiaries		3,147	4,118
Net cash flows used in investing activities		(128,690)	(4,146,191)

Cash flows from financing activities
Payment of leases		(67,210)	-
Repurchase of corporate notes		(96,695)	-
Acquisition of own shares		(361,647)	-
Net cash flows (used in) generated by financing activities		(525,552)	-

(Decrease) Increase in cash and cash equivalents		(34,952)	71,319

Cash and cash equivalents at the beginning of year	13	30,860	136,748
Exchange differences in cash and cash equivalents		72,430	4,634
Result from exposure to inlfation		1,892	11,634
(Decrease) Increase in cash and cash equivalents		(34,952)	71,319
Cash and cash equivalents at the end of the year	13	70,230	224,335

Supplemental cash flows information
Non-cash activities

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(738,481)	(355,510)

Adquisition of leases through increased other payables		(305,862)	-

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1.      General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Note 2.      Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2018 are the following:

a)   Electricity rate situation

On January 31, 2019, the ENRE issued Resolution No. 25/19, whereby it approved, under the terms of ENRE Resolution 366/2018, the new values of generation prices (power reference prices, energy stabilized prices, and those of the national fund of electricity).

On January 31, 2019, the ENRE also issued Resolution No. 27/19, whereby it approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019, recognizing the difference in real terms. Additionally, the ENRE determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, together with the 50% of the CPD that should have been applied in the August 18-January 19 six-month period.

Furthermore, in accordance with the Federal Government’s measures announced in the first days of April 2019, there will be no more rate increases this year for the residential electric service. The increases that had already been authorized by Resolution 366/18, for Residential customers, in May and August, will be absorbed by the Federal Government.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Finally, on April 30, 2019, the Electricity Market and Renewable Resources Secretariat issued Resolution No. 14/19, which approves, among other issues, the MEM definitive winter scheduling relating to the May 1-October 31, 2019 period.

b)   Framework Agreement

At the date of these condensed interim financial statements, the Company continues to negotiate with the Federal Government the signing of a new extension for the October 1, 2017 - December 31, 2018 period, and the payment of the amounts resulting from such period. As of March 31, 2019, no revenue for this concept has been recognized by the Company.

Additionally, and as a consequence of the transfer of jurisdiction over the public service of electricity distribution from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires provided for by Law 27,467 (Note 2.c.), the Company will be required to undertake a review, with the new Grantors of the Concession, of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019. In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which establishes that the Province of Buenos Aires will pay for the aforementioned consumption the same amount as that paid in 2018, and that any amount in excess of that shall be borne by the Municipalities in whose territories the particular shantytowns are located. Such consumption shall be previously approved by the regulatory agencies or local authorities having jurisdiction in each area.

c)   Change of Jurisdiction

On February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement to transfer the public service of electricity distribution, duly awarded by the Federal Government to the Company under a concession agreement, to the joint jurisdiction of the Province of Buenos Aires (PBA) and the City of Buenos Aires (CABA), with the latter two assuming the capacity as Grantors of the concession of the service. In this regard, the Company entered into an Agreement on the Implementation of the Transfer of Jurisdiction with the Federal Government, the CABA and the PBA, pursuant to which it was established that, as from the signing thereof, the control and police power over the distribution service operated by edenor under a concession agreement will be exercised by the CABA and the PBA; that the Concession Agreement will remain in full force and effect, and the national regulations and provisions issued by both the Energy Secretariat and the ENRE will be the regarded as the applicable regulatory framework; and that the pledge on the class A shares held by PESA, representing 51% of the Company’s share capital, made as security for the strict compliance with the obligations resulting from the Concession Agreement, is assigned by the Federal Government to the CABA and the PBA.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 3.      Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2019 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

These condensed interim financial statements for the three-month period ended March 31, 2019 have not been audited, they have been reviewed by the Independent Accountant in accordance with ISRE 2,410, whose scope is substantially less than that of an audit performed in accordance with IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the three-month period ended March 31, 2019 does not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on May 9, 2019.

The condensed interim financial statements are measured in pesos (the legal currency in Argentina), restated in accordance with that mentioned in this Note, which is also the presentation currency.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2018 prepared under IFRS.

Comparative information

The balances as of March 31, 2018, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at March 31, 2019, as a consequence of the restatement of the financial information described hereunder.

Restatement of financial information

 The condensed interim financial statements as of March 31, 2019, including the prior year’s figures, have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 777/18 of the National Securities Commission. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting period.

In order to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the National IPC published by the INDEC from January 2017 (base month: December 2016) with the IPIM published by the INDEC until that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the IPIM-, the variation recorded in the IPC of the City of Buenos Aires.

Taking into consideration the indexes established by the CNV, the inflation rate in the period between January 1, 2019 and March 31, 2019 amounted to 11.78%.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 4.      Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2018.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements, except for that mentioned below:

Impacts of adoption of IFRS 16

The Company has elected to apply IFRS 16 retrospectively using the simplified approach, in relation to the lease contracts identified as such under IAS 17, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as from January 1, 2019, without restating the comparative information.

Management has reviewed the lease contracts that are in full force and effect and has recognized a right-of-use asset for a total of $ 305.9 million, relating to the lease liability amount (which is equivalent to the present value of the remaining lease payments). All the other identified lease commitments relate to contracts that either expire within 12 months from the adoption or refer to short-term leases, which continue to be recognized by the Company on a straight-line basis.

The Company maintained, at the adoption date, the carrying amount of the right-of-use assets and lease liabilities that were classified as finance leases under IAS 17.

Finally, no transition adjustments have been made for leases in which edenor acts as lessor.

Consequently, the Company has not recognized any adjustment to the opening balance of unappropriated retained earnings on account of the initial application of IFRS 16.

Note 5.      Financial risk management

Note 5.1.|   Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

a.           Market risks

                         i.            Currency risk

As of March 31, 2019 and December 31, 2018, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.19	Total 12.31.18

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	17,743	43.150	765,610	855,788
TOTAL NON-CURRENT ASSETS		17,743		765,610	855,788
CURRENT ASSETS
Other receivables	USD	1,448	43.150	62,481	167,209
Financial assets at fair value through profit or loss	USD	33,383	43.150	1,440,476	3,672,854
Cash and cash equivalents	USD	610	43.150	26,322	10,479
	EUR	11	48.376	532	-
TOTAL CURRENT ASSETS		35,452		1,529,811	3,850,542
TOTAL ASSETS		53,195		2,295,421	4,706,330

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	188,535	43.350	8,172,974	8,039,740
TOTAL NON-CURRENT LIABILITIES		188,535		8,172,974	8,039,740
CURRENT LIABILITIES
Trade payables	USD	18,651	43.350	808,524	738,261
	EUR	-	48.708	-	4,487
	CHF	255	43.585	11,114	-
	NOK	68	5.063	344	331
Borrowings	USD	33,265	43.350	1,442,052	1,204,377
TOTAL CURRENT LIABILITIES		52,239		2,262,034	1,947,456
TOTAL LIABILITIES		240,774		10,435,008	9,987,196

(1)       The exchange rates used are the BNA exchange rates in effect as of March 31, 2019 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                        ii.            Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of March 31, 2019 and December 31, 2018:

	LEVEL 1	LEVEL 2	TOTAL

At March 31, 2019
Assets
Financial assets at fair value through profit or loss:
Government bonds	1,440,491	-	1,440,491
Money market funds	51,341	-	51,341
Total assets	1,491,832	-	1,491,832

Liabilities
Derivative financial instruments	-	2,496	2,496
Total liabilities	-	2,496	2,496

At December 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	3,672,866	-	3,672,866
Money market funds	107,030	-	107,030
Total assets	3,779,896	-	3,779,896

Liabilities
Derivative financial instruments	-	1,157	1,157
Total liabilities	-	1,157	1,157

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                        iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2019, and December 31, 2018, -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

In this regard, on April 12, 2019, the Company entered into a hedge transaction with Citibank London, with the aim of fixing the financial cost subject to floating rate of the interest amounts the Company must pay during the October 2018-October 2020 period, relating to the loan taken from the ICBC Bank.

Note 6.      Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2018.

Note 7.      Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2018, except for the increase recorded in both interest rates and the United States dollar exchange rate, as a consequence of a combination of external factors and the local macroeconomic context.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8.      Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	1,620,156	15,391,406	42,544,922	17,604,759	2,969,591	14,989,662	218,312	95,338,808
Accumulated depreciation	(272,519)	(4,442,334)	(13,606,203)	(5,769,225)	(1,414,150)	-	-	(25,504,431)
Net amount	1,347,637	10,949,072	28,938,719	11,835,534	1,555,441	14,989,662	218,312	69,834,377

Additions	1,082	-	665	47,340	67,687	1,856,045	95,688	2,068,507
Disposals	-	-	(78)	(13,902)	-	-	-	(13,980)
Transfers	-	371,003	481,285	153,125	(117,617)	(772,210)	(115,586)	-
Depreciation for the period	(19,050)	(146,114)	(347,374)	(196,961)	(123,861)	-	-	(833,360)
Net amount 03.31.19	1,329,669	11,173,961	29,073,217	11,825,136	1,381,650	16,073,497	198,414	71,055,544

At 03.31.19
Cost	1,621,237	15,762,410	43,020,642	17,784,336	2,919,661	16,073,497	198,414	97,380,197
Accumulated depreciation	(291,568)	(4,588,449)	(13,947,425)	(5,959,200)	(1,538,011)	-	-	(26,324,653)
Net amount	1,329,669	11,173,961	29,073,217	11,825,136	1,381,650	16,073,497	198,414	71,055,544

•     During the period ended March 31, 2019, the Company capitalized as direct own costs $ 253.5 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.17
Cost	1,538,315	15,432,902	41,733,859	17,237,945	2,801,455	7,957,309	79,040	86,780,825
Accumulated depreciation	(229,637)	(3,992,008)	(12,573,843)	(5,184,740)	(1,019,839)	-	-	(23,000,067)
Net amount	1,308,678	11,440,894	29,160,016	12,053,205	1,781,616	7,957,309	79,040	63,780,758

Additions	-	-	-	-	75,061	1,177,471	16,437	1,268,969
Disposals	-	-	-	(1,373)	-	-	-	(1,373)
Transfers	88,300	26,659	389,940	51,281	(32,189)	(520,298)	(3,693)	-
Depreciation for the period	(35,682)	(92,604)	(243,345)	(127,159)	(206,795)	-	-	(705,585)
Net amount 03.31.18	1,361,296	11,374,949	29,306,611	11,975,954	1,617,693	8,614,482	91,784	64,342,769

At 03.31.18
Cost	1,626,615	15,459,561	42,123,799	17,287,331	2,842,185	8,614,482	91,784	88,045,757
Accumulated depreciation	(265,319)	(4,084,612)	(12,817,188)	(5,311,377)	(1,224,492)	-	-	(23,702,988)
Net amount	1,361,296	11,374,949	29,306,611	11,975,954	1,617,693	8,614,482	91,784	64,342,769

•      During the period ended March 31, 2018, the Company capitalized as direct own costs $ 264.7 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES
Note 9.      Other receivables

	Note	03.31.19	12.31.18
Non-current:
		-	-
Financial credit		28,620	34,075
Related parties	30.d	4,470	5,211
Advances to suppliers		765,596	855,782
Total Non-current		798,686	895,068

Current:
Prepaid expenses		7,307	5,938
Advances to suppliers		49,913	91,034
Advances to personnel		1,166	1,900
Security deposits		19,050	18,662
Financial credit		100,751	65,308
Receivables from electric activities		300,050	109,980
Related parties	30.d	766	2,176
Judicial deposits		30,931	34,072
Credit with SBS Bank Company		25,000	27,945
Other		2,070	27
Allowance for the impairment of other receivables		(73,643)	(86,403)
Total Current		463,361	270,639

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.19	03.31.18
Balance at beginning of year	86,403	44,567
Increase	-	59,964
Result from exposure to inlfation	(9,106)	(13,332)
Recovery	(3,654)	-
Balance at end of the period	73,643	91,199

Note 10.   Trade receivables

	03.31.19	12.31.18
Current:
Sales of electricity - Billed	5,848,740	5,167,255
Sales of electricity – Unbilled	5,703,850	4,176,051
Framework Agreement	10,377	11,599
Fee payable for the expansion of the transportation and others	23,204	25,675
Receivables in litigation	102,766	108,603
Allowance for the impairment of trade receivables	(1,035,778)	(1,007,422)
Total Current	10,653,159	8,481,761

The carrying amount of the Company’s trade receivables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.19	03.31.18
Balance at beginning of the period	1,007,422	757,342
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	91,705
Balance at beginning of the period restated	1,007,422	849,047
Increase	179,356	227,293
Decrease	(44,834)	(49,182)
Result from exposure to inlfation	(106,166)	(46,194)
Balance at end of the period	1,035,778	980,964

Note 11.   Financial assets at fair value through profit or loss

	03.31.19	12.31.18

Current
Government bonds	1,440,491	3,672,866
Money market funds	51,341	107,030
Total current	1,491,832	3,779,896

Note 12.   Financial assets at amortized cost

	03.31.19	12.31.18
Non-current
Current
Time deposits	1,821,687	1,351,164
Total Current	1,821,687	1,351,164

Note 13.   Cash and cash equivalents

	03.31.19	12.31.18	03.31.18
Cash and banks	70,230	30,860	224,335
Total cash and cash equivalents	70,230	30,860	224,335

Note 14.   Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2017	20,341,259	257,006	20,598,265
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	11,960	11,960
Balance at December 31, 2018	20,341,259	268,966	20,610,225

Balance at Marzo 31, 2018	20,341,259	268,966	20,610,225

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

As of March 31, 2019, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note 15.   Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of March 31, 2019, the Company complies with the indebtedness ratio established in such program.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note 16.   Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of April 8, 2019, approved the acquisition of the Company’s own shares in conformity with section 64 of Law 26,831 and the CNV’s regulations, under the following main terms and conditions:

•        Maximum amount to be invested: up to $ 800,000,000;

•        The treasury stock may not exceed, as a whole, the limit of 10% of share capital. At present, the Company’s treasury stock amounts to 29,604,808 class B shares, equivalent to 3.2660% of share capital.

•        Price to be paid for the shares: up to a maximum of USD 23 per ADR in the New York Stock Exchange, or the amount in pesos equivalent to USD 1.5 per share in Bolsas y Mercados Argentinos S.A., using as reference the closing exchange rate of the day prior to the transaction;

•        The acquisitions will be made with realized and liquid profits;

•        The shares may be acquired for a term of 120 calendar days to commence on April 9, 2019.

As of March 31, 2019, the Company’s treasury stock amounts to 29,327,267 Class B shares, 6,214,480 of which were acquired in this three-month interim period, for a total of $ 361.6 million restated in constant currency.

In this framework, subsequent to March 31, 2019 and until the date of issuance of these condensed interim financial statements, the Company has acquired, in successive market transactions, 375,700 Class B own shares of 1 peso nominal value, for a total of $ 282.3 million restated in constant currency.

Note 17.    The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2018, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management, based on the achievement of the strategic objectives set annually.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 18.   Trade payables

		03.31.19	12.31.18
Non-current
Customer guarantees		155,925	157,575
Customer contributions		110,506	125,555
Funding contributions - substations		32,925	36,803
Total Non-current		299,356	319,933

Current
Payables for purchase of electricity - CAMMESA		5,492,068	4,560,971
Provision for unbilled electricity purchases - CAMMESA		10,062,981	8,750,650
Suppliers		2,775,065	2,711,801
Advance to customer		214,423	219,633
Customer contributions		19,758	17,088
Discounts to customers		37,372	41,774
Funding contributions - substations		21,630	19,242
Related parties	30.d	-	8,756
Total Current		18,623,297	16,329,915

The fair values of non-current customer contributions as of March 31, 2019 and December 31, 2018 amount to $ 93.5 million and $ 120.4 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 19.   Other payables

	Note	03.31.19	12.31.18
Non-current
Loans (mutuum) with CAMMESA		2,413,154	2,551,017
ENRE penalties and discounts		5,703,301	5,697,876
Liability with FOTAE		211,609	231,799
Payment agreements with ENRE		31,684	41,577
Lease		147,284	-
Total Non-current		8,507,032	8,522,269

Current
ENRE penalties and discounts		1,899,815	2,051,823
Related parties	30.d	7,920	8,463
Advances for works to be performed		13,528	15,175
Payment agreements with ENRE		65,369	72,994
Lease		158,579	-
Total Current		2,145,211	2,148,455

The carrying amount of the Company’s other financial payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 20.   Borrowings

	03.31.19	12.31.18
Non-current
Corporate notes (1)	7,089,036	6,986,213
Borrowing	1,083,938	1,053,527
Total non-current	8,172,974	8,039,740

Current
Interest from corporate notes	297,774	122,979
Borrowing	1,144,278	1,081,398
Total current	1,442,052	1,204,377

(1)    Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings as of March 31, 2019 and December 31, 2018 amount approximately to $ 7.4 billion and $ 7.2 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 21.   Salaries and social security taxes payable

	03.31.19	12.31.18
Non-current
Early retirements payable	13,477	16,637
Seniority-based bonus	162,302	165,270
Total non-current	175,779	181,907

Current
Salaries payable and provisions	965,817	1,767,511
Social security payable	318,967	168,941
Early retirements payable	10,308	11,456
Total current	1,295,092	1,947,908

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 22.   Income tax / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2018, except for the following:

	03.31.19	12.31.18
No Current
Tax payable 2019	347,994	-
Total Tax payable	347,994	-

Current
Tax payable 2018	1,114,384	1,245,658
Total Tax payable	1,114,384	1,245,658

Tax withholdings	(658,976)	(555,610)
Total current	455,408	690,048

The detail of deferred tax assets and liabilities is as follows:

	03.31.19	12.31.18
Deferred tax assets
Trade receivables and other receivables	338,684	497,535
Trade payables and other payables	2,104,998	2,185,033
Salaries and social security payable	54,081	55,263
Benefit plans	115,161	118,469
Tax liabilities	15,884	17,472
Provisions	408,977	386,601
Deferred tax asset	3,037,785	3,260,373

Deferred tax liabilities
Property, plants and equipments	(12,755,221)	(12,014,295)
Financial assets at fair value through profit or loss	-	(237,507)
Borrowings	(4,365)	(4,969)
Deferred tax liability	(12,759,586)	(12,256,771)

Net deferred tax assets	(9,721,801)	(8,996,398)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of the income tax expense is as follows:

	03.31.19	03.31.18
Deferred tax	(725,403)	(423,244)
Current tax	(347,994)	(934,883)
Income tax expense	(1,073,397)	(1,358,127)

	03.31.19	03.31.18
Profit for the year before taxes	1,204,895	4,207,564
Applicable tax rate	30%	30%
Loss for the year at the tax rate	(361,469)	(1,262,269)
Gain (Loss) from interest in joint ventures	313	101
Non-taxable income	(878,093)	(767,383)
Gain on net monetary position	762,820	480,447
Tax adjustment	(595,822)
Change in the income tax rate (1)	-	190,977
Other	(1,146)	-
Income tax expense	(1,073,397)	(1,358,127)

(1)     Refers to the change in the income tax rate in accordance with Law No. 27,430 enacted on December 29, 2017.

Note 23.   Tax liabilities

	03.31.19	12.31.18
Non-current
Current
Provincial, municipal and federal contributions and taxes	68,161	145,812
VAT payable	396,397	461,145
Tax withholdings	129,217	142,096
SUSS withholdings	5,997	8,311
Municipal taxes	100,142	118,616
Tax regularization plan	95	425
Total Current	700,009	876,405

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 24.   Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.18	1,196,213	209,514

Increases	226,473	2,626
Decreases	6,153	(13,783)
Result from exposure to inflation for the year	(126,063)	(22,080)
At 03.31.19	1,302,776	176,277

At 12.31.17	987,150	213,341
Increases	164,867	44,846
Decreases	(12)	(16,580)
Result from exposure to inflation for the year	(66,858)	(14,735)
At 03.31.18	1,085,147	226,872

Note 25.   Revenue from sales

	03.31.19	03.31.18
Sales of electricity (1)	15,923,158	17,510,790
Right of use on poles	48,799	56,516
Connection charges	9,853	13,671
Reconnection charges	4,782	6,132
Total Revenue from sales	15,986,592	17,587,109

(1)    As of March 31, 2019, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18 amounts to $ 390.6 million, Note 2.c. to the Financial Statements as of December 31, 2018.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 26.   Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,114,593	184,400	242,040	1,541,033
Pension plans	7,795	1,290	1,693	10,778
Communications expenses	16,685	63,689	8	80,382
Allowance for the impairment of trade and other receivables	-	175,702	-	175,702
Supplies consumption	319,701	-	36,017	355,718
Leases and insurance	118	-	44,396	44,514
Security service	66,759	14,284	9,839	90,882
Fees and remuneration for services	456,034	282,724	225,630	964,388
Public relations and marketing	-	-	8,118	8,118
Advertising and sponsorship	-	-	4,182	4,182
Reimbursements to personnel	18	13	134	165
Depreciation of property, plants and equipments	655,524	97,685	80,151	833,360
Directors and Supervisory Committee members’ fees	-	-	5,184	5,184
ENRE penalties (1)	418,352	559,666	-	978,018
Taxes and charges	-	118,287	16,051	134,338
Other	212	61	624	897
At 03.31.19	3,055,791	1,497,801	674,067	5,227,659

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2019 for $ 253.5 million.

Expenses by nature at 03.31.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,194,346	218,184	242,984	1,655,514
Pension plans	43,330	7,915	8,815	60,060
Communications expenses	13,062	78,474	6,269	97,805
Allowance for the impairment of trade and other receivables	-	287,257	-	287,257
Supplies consumption	152,220	-	22,399	174,619
Leases and insurance	172	-	54,075	54,247
Security service	18,356	75	53,371	71,802
Fees and remuneration for services	405,132	295,995	234,597	935,724
Public relations and marketing	-	-	3,551	3,551
Advertising and sponsorship	-	-	1,829	1,829
Reimbursements to personnel	26	15	118	159
Depreciation of property, plants and equipments	562,093	80,194	63,298	705,585
Directors and Supervisory Committee members’ fees	-	-	6,853	6,853
ENRE penalties	498,656	100,512	-	599,168
Taxes and charges	-	137,719	6,417	144,136
Other	148	83	2,094	2,325
At 03.31.18	2,887,541	1,206,423	706,670	4,800,634

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2018 for $ 264.7 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 27.   Other operating expense, net

		03.31.19	03.31.18
Other operating income
Services provided to third parties		63,155	29,091
Commissions on municipal taxes collection		20,784	19,867
Related parties	30.a	20,036	14,697
Income from non-reimbursable customer contributions		1,383	1,489
Fines to suppliers		16,375	13,365
Others		5,985	3,903
Total other operating income		127,718	82,412

Other operating expense
Gratifications for services		(6,100)	(21,110)
Cost for services provided to third parties		(12,266)	(11,466)
Severance paid		(3,214)	(3,943)
Debit and Credit Tax		(135,331)	(165,218)
Provision for contingencies		(229,099)	(209,713)
Disposals of property, plant and equipment		(13,980)	(1,373)
Other		(3,084)	(1,212)
Total other operating expense		(403,074)	(414,035)
Other operating expense, net		(275,356)	(331,623)

Note 28.   Net financial expense

	03.31.19	03.31.18
Financial income
Commercial interest	63,856	81,766
Financial interest	116,025	64,911
Total financial income	179,881	146,677

Financial expenses
Interest and other	(586,473)	(330,576)
Fiscal interest	(1,190)	(2,373)
Commercial interest	(1,047,993)	(690,269)
Bank fees and expenses	(459)	(12)
Total financial expenses	(1,636,115)	(1,023,230)

Other financial results
Exchange differences	(789,612)	(461,022)
Adjustment to present value of receivables	(61)	(123)
Changes in fair value of financial assets	180,580	243,305
Net gain from the repurchase of Corporate Notes	(1,690)	-
Other financial expense	(25,041)	(26,091)
Total other financial expense	(635,824)	(243,931)
Total net financial expense	(2,092,058)	(1,120,484)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 29.   Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2019 and 2018, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.19	03.31.18
Profit (Loss) for the year attributable to the owners of the Company	131,498	2,849,437
Weighted average number of common shares outstanding	881,202	898,664
Basic and diluted profit (loss) earnings per share – in pesos	0.15	3.17

Note 30.   Related-party transactions

•          The following transactions were carried out with related parties:

a.        Income

Company	Concept	03.31.19	03.31.18

PESA	Impact study	336	-
	Electrical assembly service	-	13,140
	Computer services assistance	-	1,557
SACDE	Reimbursement expenses	19,700	-
		20,036	14,697

b.        Expense

Company	Concept	03.31.19	03.31.18

PESA	Technical advisory services on financial matters	(25,603)	(19,787)
SACME	Operation and oversight of the electric power transmission system	(18,192)	(25,523)
OSV	Hiring life insurance for staff	(193)	(5,432)
ABELOVICH, POLANO & ASOC.	Legal fees	(93)	(259)
		(44,081)	(51,001)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.           Key Management personnel’s remuneration

	03.31.19	03.31.18
Salaries	71,565	115,438
	71,565	115,438

•          The balances with related parties are as follow:

d.           Receivables and payables

	03.31.19	12.31.18
Other receivables - Non current
SACME	4,470	5,211
	4,470	5,211

Other receivables - Current
SACME	766	856
PESA	-	1,320
	766	2,176

Trade payables
PESA	-	(8,756)
	-	(8,756)

Other payables
SACME	(7,920)	(8,463)
	(7,920)	(8,463)

Note 31.Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 resolved, among other issues, the following:

-      To approve edenor’s Annual Report and Financial Statements of as of December 31, 2018;

-      To allocate the profit for the year ($ 4.3 billion) and the increase recorded in unappropriated retained earnings ($ 8.9 billion) due to the application of the inflation adjustment with retrospective effect, relating to the fiscal year ended December 31, 2018 to the:

•        Statutory reserve: $ 686.2 million;

•        Discretionary reserve: $ 12.5 billion under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-      To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-      To appoint the authorities and the external auditors for the current fiscal year;

RICARDO TORRES
Chairman

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of March 31, 2019, the related condensed interim statement of comprehensive income for the three months period ended March 31, 2019, the related condensed interim statements of changes in equity and cash flows for the three months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2018 and its interim periods, are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a)     the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) are not transcribed into the “Inventory and Balance Sheet” book;

b)     the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) arise from accounting records kept in all formal respects in conformity with legal provisions, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)     we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)     at March 31, 2019 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 260,865,536, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 9th, 2019

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Dr. R. Sergio Cravero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 14, 2019